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John P. Falco

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August 22, 2017

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: James E. O’Connor, Senior Counsel

Re:	FundVantage Trust Request for Withdrawal Accession Number 0001615774-17-004638 1940 Act File No. 811-22027 1933 Act File No. 333-141120

Dear Mr. O’Connor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, FundVantage Trust (the “Trust”) respectfully requests withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Amendment”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
168	8/22/17	485(a)	0001615774-17-004638

The Amendment was intended to file XBRL data with the Commission, but was inadvertently filed as a 485APOS rather than a 485BPOS. No securities were sold in connection with the Amendment and the XBRL data will be re-filed with the correct form type.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Joel Weiss, President of FundVantage Trust John M. Ford, Esq.

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